Exhibit 4.7

CONVERSION AGREEMENT

This Agreement executed on March 28, 2006 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and William C. Hitchcock of Bottom Line Financial, LLC (the “Consultant”), with an address at 4029 Westerly Place, Ste. 200, Newport Beach, CA 92660.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered tax preparation and audit services to the Company continuously from September 2004 and has rendered 5 (five) invoices to the Company with a balance due of $8,730 (eight thousand seven hundred thirty dollars). The Parties hereby agree to convert $8,730 (eight thousand seven hundred thirty dollars), the full amount of this obligation of the Company into 5,820 (five thousand eight hundred twenty) fully-paid and non-assessable free trading shares, at the conversion rate of $1.50 per share, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant (William C. Hitchcock)

/s/ Chaslav Radovich	/s/ William C. Hitchcock
President/CEO	William C. Hitchcock